

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 13, 2013

<u>Via E-mail</u>
David J. Campbell
General Counsel
Silvercrest Asset Management Group Inc.
1330 Avenue of the Americas, 38th Floor
New York, New York 10019

> **Re: Silvercrest Asset Management Group Inc.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed June 11, 2013**
> **File No. 333-188005**

Dear Mr. Campbell:

We have reviewed your registration statement and related correspondence and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>Our Structure and Reorganization, page 7</u>

1.   We note that you plan to fund the $10 million distribution to your limited partners out of available cash and through borrowings under a proposed new credit facility to be entered into by your subsidiary Silvercrest Asset Management Group LLC, prior to the closing of this offering. You further indicate on page F-44 that the actual amount of the total distribution could be lower if the credit facility that the company enters into does not close prior to the consummation of this offering. Similar to this disclosure, please discuss the uncertainties surrounding the amount of the distribution on page 7 and elsewhere in the filing when discussing your intent in making such a distribution to your limited partners.

Unaudited Pro Forma Consolidated Statement of Financial Condition, page 73

2.   We note your responses to prior comments 3 and 4 in our letter dated June 6, 2013, as well as the pro forma adjustments you have made on pages 69, 73, 75 and F-39 to reflect the proceeds expected to be received from the proposed credit facility and the associated interest expense. We also note that you continue to reflect the payment of the $10 million distribution to be made to your limited partners prior to the consummation of this offering as a pro forma offering adjustment on page 73. Please clarify whether you have a firm commitment for this credit facility from your lender. If not, it does not appear that this credit facility is factually supportable pursuant to the guidance in Article 11-02(b)(6) and therefore should not be reflected in your pro forma financial statements. It also does not appear that the payment of the $10 million distribution is factually supportable given your disclosure that the actual amount of the total distribution could be lower if the credit facility that the company may enter into does not close prior to the consummation of this offering. Accordingly, to the extent that you do not have a firm commitment from a lender for this credit facility, please remove these adjustments from your pro forma financial statements. In this regard, your pro forma balance sheet after both reorganization and offering adjustments would reflect a $10 million distribution payable. As previously noted, we would not object to narrative footnote disclosure explaining how you intend to fund this distribution.

Purchase of Class B Units, page 149

3.   We note your revised disclosure in response to comment 2 in our letter dated June 3, 2013, and your disclosure in this section of your intended purchase of Class B units of Silvercrest L.P. in the aggregate. Please expand this section to disclose each related party transaction. For example, please clarify each related person from whom you intend to purchase Class B units, the basis on which the person is related, the number of Class B units you intend to purchase from each related person, and the approximate dollar value of the amount involved in each transaction. Refer to Regulation S-K Item 404.

Silvercrest L.P. and Subsidiaries, page F-16

Notes to Consolidated Financial Statements, page F-16

Note 1 – Organization and Business, page F-16

Earnings per unit, page F-17

4.   Please explain to us why your earnings per unit for the period ending December 31, 2012 does not include the $10 million distribution expected to be paid to the limited partners prior to the consummation of this offering. Furthermore, please explain why there are differences in how you incorporate distributions into your pro form earnings per unit

calculation for the periods ending December 31, 2012 and March 31, 2013 in accordance to Article 11 of Regulation S-X on pages 71 and 79, respectively, versus the pro forma data presented on the face of your consolidated statement of operations for the periods ending December 31, 2012 and March 31, 2013 on pages F-12 and F-40, respectively.

Item 16. Exhibits and Financial Statements Schedules, page II-2

5.   Please tell us whether you intend to file the credit facility as an exhibit. If not, please tell us the basis for your conclusion that it is not required.

You may contact Yolanda Trotter at (202) 551-3472 or Angela Connell at (202) 551-3426 if you have questions regarding comments on the financial statements and related matters. Please contact Aslynn Hogue at (202) 551-3841 or me at (202) 551-3675 with any other questions.

Sincerely,

/s/ Kevin W. Vaughn for

Suzanne Hayes
Assistant Director